Rosa Vieira
Senior Officer, Client Services
Telephone: 416.361.0930 ext. 227
Email: rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

May 16, 2006

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: METALLICA RESOURCES INC.

We are pleased to confirm that copies of the following materials were mailed to shareholders on the supplemental shareholder list on May 15, 2006.

1. First Quarter Report Three Months Ended March 31, 2006

Yours Truly,

EQUITY TRANSFER SERVICES INC.